[redacted]

14040868

SECUR[...]SSION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 04 2014
REGISTRATIONS BRANCH
19

9/4/14

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SEC FILE NUMBER
8-39922

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/13 (MM/DD/YY) AND ENDING 06/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

G-W Brokerage Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

215 Warren Street
(No. and Street)

Beverly	NJ	08010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Joseph Wooters — (609) 386-3800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus, CPA
(Name - if *individual, state last, first, middle name*)

PO Box 2555	Hamilton Square	NJ	08690
(Address)	(city)	(State)	Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/4/14

OATH OR AFFIRMATION

I, Edward Joseph Wooters, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G-W Brokerage Group, Inc., as of June 30, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

LUANN YANSICK
Notary Public of New Jersey
My Commission Expires Feb 9, 2016

Notary Public

Signature

President/CCO

Title

This report** contains (check all applicable boxes):

✓ (a) Facing page.
✓ (b) Statement of Financial Condition.
✓ (c) Statement of Income (Loss).
✓ (d) Statement of Cash Flows.
✓ (e) Statement of Changes in Stockholders Equity or Partners' or Sole Proprietor's Capital.
✓ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
✓ (g) Computation of Net Capital
✓ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
✓ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
✓ (1) An Oath or Affirmation.
✓ (m)A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(o)Independent auditor's report on internal accounting control
(p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

G-W Brokerage Group, Inc.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended

June 30, 2014

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Shareholder
G-W Brokerage Group, Inc.

I have audited the accompanying financial statements of G-W Brokerage Group, Inc. (a New Jersey Corporation) which comprise the statement of financial condition as of June 30, 2014, and the related statements of operations and retained earnings (deficit), changes in liabilities subordinated to claims of creditors, changes in stockholders' equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements and supplemental information. G-W Brokerage Group, Inc.'s management is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor was I engaged to perform, an audit of its internal control over financial reporting. My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of G-W Brokerage Group, Inc. as of June 30, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I Computation of Net Capital under Rule 15c3-1, Schedule II Computation for Determination of Reserve Requirements under Rule 15c3-3 (Exemption), Schedule III Information for Possession or Control Requirements under Rule 15c3-3 (Exemption), and Schedule of Aggregate Indebtedness has been subjected to audit procedures performed in conjunction with the audit of G-W Brokerage Group, Inc.'s financial statements. The supplemental information is the responsibility of G-W Brokerage Group, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
August 25, 2014

G-W BROKERAGE GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
June 30, 2014

ASSETS

Current Assets		
Cash and cash equivalents	$	36,158
Prepaid expenses		99
Total Current Assets		36,257
Total Assets	$	36,257
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	$	5,117
Due to GW Financial Group Inc		500
Corporate tax payable		519
Total Current Liabilities		6,136
Total Liabilities		6,136
Stockholders' Equity		
Common stock, no par value, 100 shares outstanding, 1,000 shares authorized		300
Additional Paid-In Capital		41,950
Retained earnings (deficit)		(12,129)
		30,121
Total Liabilities and Stockholders' Equity	$	36,257

See accompanying notes.

G-W BROKERAGE GROUP, INC.
STATEMENT OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)
Year Ended June 30, 2014

REVENUES		
Commission income	$	30,753
Interest income		31
Miscellaneous income		30
		30,814
OPERATING EXPENSES		
Commission expense		9,001
Management fees *(Note 6)*		17,688
Professional fees		4,290
General & administrative expense		36
Regulatory fees		1,616
		32,631
Loss From Operations		(1,817)
Corporate income tax		0
Net Loss		(1,817)
Retained Earnings (deficit) - July 1, 2013		(10,312)
Retained Earnings (deficit) - June 30, 2014	$	(12,129)

See accompanying notes.

G-W BROKERAGE GROUP, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
Year Ended June 30, 2014

Subordinated Liabilities at July 1, 2013	$ -
Increases	-
Decreases	-
Subordinated Liabilities at June 30, 2014	$ -

See accompanying notes.

G-W BROKERAGE GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended June 30, 2014

	Common Stock								
	Number of Shares	Amount		Additional Paid-In Capital		Retained Earnings (Deficit)		Total	
Balance at July 1, 2013	100	$	300	$	41,950	$	(10,312)	$	31,938
Net Loss	-		-		-		(1,817)		(1,817)
Balance at June 30, 2014	100	$	300	$	41,950	$	(12,129)	$	30,121

See accompanying notes.

G-W BROKERAGE GROUP, INC.

STATEMENT OF CASH FLOWS
Year Ended June 30, 2014

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$	(1,817)
Adjustments to Reconcile Net Loss to Net Cash Provided By Operating Activities:		
Depreciation		-
Increase (decrease) in cash attributable to changes in operating assets and liabilities		
(Increase) Decrease in:		
Prepaid expense		(99)
Increase (Decrease) in:		
Accounts payable and accrued expenses		2,500
Net cash provided by operating activities		584
Cash Flows From Investing Activities		-
Cash Flows From Financing Activities		-
Net increase in cash		584
Cash and cash equivalents at Beginning of Year		35,574
Cash and cash equivalents at End of Year	$	36,158

Supplemental Disclosures		
Cash paid for income taxes	$	-
Cash paid for interest		-

See accompanying notes.

G-W BROKERAGE GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
Year Ended June 30, 2014

1 Organization and Nature of Business

G-W Brokerage Group, Inc. (the Company) was organized in May 1988 under the laws of the State of New Jersey. The Company holds no customer funds or securities and does not participate in the underwriting of Securities. The Company engages in the business of selling mutual funds, municipal securities, variable life insurance or annuities, oil and gas interests, limited partnerships, private placements and other securities on a commission basis. The Company is registered with the Securities and Exchange Commission and is a member of FINRA.

2 Significant Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at June 30, 2014.

(d) Revenue Recognition

The Company recognizes revenue from commissions in the period they are received.

(e) Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. No recognition for uncertain tax provisions have been included because the Company believes there are none.

(e) Income Taxes - continued

Certain transactions of the Company may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the shareholders' capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements at June 30, 2014 and there are no open tax years prior to 2010. In addition no income tax related penalties & interest have been recorded for the year ended June 30, 2014.

(f) Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices included in level 1 that are observable for the assets or liability either directly or indirectly.

Level 3. Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

(f) Fair Value Hierarchy - continued

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 9 Fair Value of Financial Instruments"

3 Liabilities Subordinated to Claims of General Creditors

As of June 30, 2014 the Company had not entered into any subordinated liability agreements.

4 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform New Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2014, the Company had net capital of $29,692, which was $24,692. in excess of its required minimum net capital of $5,000. The Company's net capital ratio was .2067 to 1.

5 Concentrations

The Company's revenues are derived entirely from commissions earned from mutual fund and variable annuities investments.

6 Related Party Transactions

The Company is wholly owned by its parent company G-W Financial Group, Inc. (the parent). The Company has a management agreement with the parent company in which the parent provides all management and operating services. These include but are not limited to rent, office expense, supplies, postage, accounting fees, indemnity against errors and ommissions and telephone and utilities. The Company pays the commissions earned by its registered representatives. In addition, the Company pays the Parent Company a management fee based on excess commissions earned, however the fee cannot exceed $250,000.

7 Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its member if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of June 30, 2014 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at June 30, 2014 or during the year then ended.

8 Income Taxes

The Company has net operating loss carryforwards that may be offset against future taxable income. The loss carryforwards at June 30, 2014 total $32,485 and will expire on June 30, 2033.

9 Fair Value of Financial Instruments

Cash and cash equivalents, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

10 Anti-Money Laundering Program

The Company is required to have a program to actively prevent and prohibit money laundering and any activity that facilitates money laundering or the funding of terrorist or criminal activities. At June 30, 2014 the Company was in compliance with this program.

11 Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of August 25, 2014 which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements.

12 Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of June 30, 2014

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Shareholder
G-W Brokerage Group, Inc.

I have reviewed management's statements, included in the accompanying Schedule I Computation of Net Capital under Rule 15c3-1, Schedule II Computation for Determination of Reserve Requirements under Rule 15c3-3 (Exemption), in which (1) G-W Brokerage Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which G-W Brokerage Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: under—k(1), (the "exemption provisions") and (2) G-W Brokerage Group, Inc. stated that G-W Brokerage Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception and Schedule III Information for Possession or Control Requirements under Rule 15c3-3 (Exemption). G-W Brokerage Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about G-W Brokerage Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)1 of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
August 25, 2014

G-W BROKERAGE GROUP, INC.

Schedule I COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1
Year Ended June 30, 2014

NET CAPITAL

	Common stock	$	300
	Additional Paid-In Capital		41,950
	Retained earnings (deficit)		(12,129)
	Total Credits		30,121
Debits			
	Prepaid expenses		99
	Money Market haircut		330
	Total Debits		429
	NET CAPITAL	$	29,692

CAPITAL REQUIREMENTS

6 2/3 % of aggregate indebtedness		409
Minimum capital requirement		5,000
Net capital in excess of requirements	$	24,692
Ratio of Aggregate Indebtedness to Net Capital	0.2067 to 1	

Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of June 30, 2014) as amended on August 27, 2014

Net Capital, as reported in Company's Part II unaudited Focus Report	$	29,692
Net Capital, per above		29,692
Difference	$	-

There are no material differences between the net capital reflected in the above computation and the net capital reflected in the Company's FOCUS Report as of June 30, 2014.

G-W BROKERAGE GROUP, INC..

SCHEDULE II COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 (EXEMPTION)

FISCAL YEAR ENDED JUNE 30, 2014

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by G-W Brokerage Group, Inc., in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3 or its claim for exemption.

G-W BROKERAGE GROUP, INC.

SCHEDULE III INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS (EXEMPTION)
PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of June 30, 2014

"EXEMPT UNDER 15c3-3(k)1"

Pursuant to rule 15c 3-3 relating to possession or control requirements, G-W Brokerage Group, Inc. has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended June 30, 2014 and therefore is claiming exemption to this schedule pursuant to paragraph (k)(1) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $5,000..

G-W BROKERAGE GROUP, INC.

SCHEDULE OF AGGREGATE INDEBTEDNESS
Year Ended June 30, 2014

AGGREGATE INDEBTEDNESS:

Accrued expenses and accounts payable	$	5,117
Due to GW Financial Group Inc		500
Corporate income tax payable		519
Total Aggregate Indebtedness	$	6,136